EXHIBIT 99.1

TOP Ships Inc. Announces Extension of Nasdaq Minimum Bid Price Compliance Period

ATHENS, Greece, April 23, 2020 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it has received written notification from The Nasdaq Stock Market (“Nasdaq”) dated April 17, 2020, granting an extension to the grace period for regaining compliance with the minimum $1.00 per share bid price requirement from June 23, 2020 to September 7, 2020. The above extension was granted as part of Nasdaq’s determination to toll the compliance periods for all public companies, not meeting the continued listing requirements, such as the bid price requirement, due to the extraordinary market conditions and unprecedented turmoil in U.S. financial markets.

The Company intends to monitor the closing bid price of its common stock between now and September 7, 2020 and is considering its options, in order to regain compliance with the Nasdaq bid price requirement. This deficiency can be cured, if the closing bid price of its common stock is $1.00 per share or higher for a minimum of ten consecutive business days during the grace period.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org